UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

The Securities Exchange Act of 1934

September 4, 2024

Date of Report (Date of earliest event reported)

THE FIRST OF LONG ISLAND CORPORATION

(Exact name of registrant as specified in its charter)

New York	001-32964	11-2672906
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

275 Broadhollow Road Melville, New York	11747
(Address of principal executive offices)	(Zip Code)

(516) 671-4900

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.10 par value per share	FLIC	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 4, 2024, The First of Long Island Corporation, a New York corporation (“FLIC”) and ConnectOne Bancorp, Inc., a New Jersey corporation (“ConnectOne”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which FLIC will merge with and into ConnectOne (the “Merger”). The Merger Agreement was approved by the Boards of Directors of each of FLIC and ConnectOne at meetings held on September 4, 2024. Following the Merger, FLIC’s wholly owned bank subsidiary, First National Bank of Long Island, will merge with and into ConnectOne’s wholly owned bank subsidiary, ConnectOne Bank, with the ConnectOne Bank as the surviving bank (the “Bank Merger” and, together with the Merger, the “Transaction”). The Merger is expected to close in mid-2025.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), FLIC shareholders will have the right to receive for each share of FLIC’s common stock, par value $0.10 per share, 0.5175 shares of ConnectOne’s common stock, without par value (“ConnectOne Common Stock”) (the “Merger Consideration”).

For up to the first three quarterly dividends paid after execution of the Agreement, FLIC may pay a quarterly cash dividend in an amount not to exceed $0.21 per share (i.e., for dividends paid in the fourth quarter of 2024 and the first and second quarters of 2025). Thereafter, if the Merger has not yet been consummated, FLIC may pay a quarterly cash dividend in an amount not to exceed the equivalent quarterly per share cash dividend paid by ConnectOne.

At the Effective Time, (i) FLIC restricted stock awards will fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration, and (ii) all FLIC performance based restricted stock units shall be deemed earned at target and vested and exchanged for the Merger Consideration and all FLIC time-based restricted stock units shall automatically be vested and exchanged for the Merger Consideration.

Immediately after consummation of the Transaction, ConnectOne and ConnectOne Bank will add to their respective Boards of Directors (i) Christopher Becker, current FLIC President and Chief Executive Officer, who will serve as Vice Chair of ConnectOne and ConnectOne Bank and (ii) two (2) additional members of the FLIC Board of Directors designated by ConnectOne. ConnectOne has agreed to renominate Mr. Becker for election by the shareholders of ConnectOne for three annual terms, subject to certain exceptions.

The Merger Agreement contains customary representations, warranties, and covenants of each party. Subject to certain exceptions, the Merger Agreement provides that the Board of Directors of FLIC will recommend the approval and adoption of the Merger Agreement by the shareholders of FLIC. The Merger Agreement also provides that the Board of Directors of ConnectOne will recommend the approval of the authorization to issue the shares of ConnectOne common stock in the Merger by the shareholders of ConnectOne. FLIC has agreed not to solicit acquisition proposals relating to alternative business combination transactions. In addition, FLIC has agreed not to participate in discussions or negotiations or provide information in connection with any acquisition proposals for alternative business combination transactions unless certain conditions are satisfied.

Closing of the Merger is subject to customary conditions, including, among others, approval of the Merger Agreement by shareholders of FLIC and of the authorization to issue the shares of ConnectOne common stock in the Merger by the shareholders of ConnectOne, receipt of required regulatory approvals, effectiveness of the registration statement to be filed by ConnectOne, and approval for listing on NASDAQ with respect to ConnectOne Common Stock to be issued in the Merger.

The Merger Agreement provides certain termination rights for each party and further provides that, in the event the Merger Agreement is terminated under certain circumstances in connection with a competing acquisition transaction, FLIC will be required to pay ConnectOne a termination fee equal to $11,845,000.

In connection with the Merger Agreement, ConnectOne and FLIC each entered into voting agreements with their respective directors and certain executive officers, in each case in their capacities as shareholders (collectively, the “Voting Agreements”). Pursuant to the terms of the Voting Agreements, each of these directors and executive officers has agreed to vote the shares of common stock they own in favor of the Merger Agreement, subject to the exceptions set forth in the Voting Agreements.

The foregoing summary of the Merger Agreement and the Voting Agreements in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Merger Agreement and the form of Voting Agreements, copies of which are attached hereto as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference in their entirety. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Merger Agreement will not survive consummation of the Merger, unless otherwise specified therein, and were made only as of the date of the Merger Agreement or such other date as specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto, their respective affiliates or their respective businesses.

Item 8.01 Other Events.

On September 5, 2024, FLIC and ConnectOne issued a joint press release announcing the execution of the Merger Agreement, pursuant to which FLIC will merge with and into ConnectOne, subject to the terms and conditions set forth therein. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.
2.1	Agreement and Plan of Merger dated September 4, 2024 by and between ConnectOne Bancorp, Inc., and The First of Long Island Corporation*
10.1	Form of Voting Agreement executed by all directors and certain executive officers of ConnectOne Bancorp, Inc.
10.2	Form of Voting Agreement executed by all directors and certain executive officers of The First of Long Island Corporation
99.1	Press Release dated September 5, 2024
104	Cover page interactive data file (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) and 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon its request.

Forward-Looking Statements

All non-historical statements in this report (including without limitation statements regarding the pro forma effect of the proposed transaction, cost savings, anticipated expense totals, the accretive nature of the proposed transaction, revenue enhancement opportunities, anticipated capital ratios and capital, positioning, value creation, growth prospects and timing of the closing) constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving FLIC and ConnectOne, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, FLIC and ConnectOne assume no duty to update forward-looking statements.

Important Information About the Merger

In connection with the proposed merger with FLIC, ConnectOne will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of ConnectOne’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus of FLIC and ConnectOne which will be sent to the shareholders of FLIC and ConnectOne seeking their respective approval of the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT FLIC, CONNECTONE, AND THE PROPOSED TRANSACTION.

A free copy of these documents, as well as other filings containing information about FLIC and ConnectOne, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FLIC at the “Investor Relations” section of FLIC’s website at https://www.fnbli.com or from ConnectOne at the “Investor Relations” section of ConnectOne’s web site at www.connectonebank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, when available by directing a request to The First of Long Island Corporation, 275 Broadhollow Road, Melville, New York, Attention: Investor Relations or to ConnectOne Bancorp, Inc., 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the Registration Statement that will be filed with the SEC or the Joint Proxy Statement/Prospectus.

Proxy Solicitation

FLIC, ConnectOne and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FLIC and ConnectOne in connection with the proposed transaction under the rules of the SEC. Information regarding FLIC’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2024, and certain other documents filed by FLIC with the SEC. Information regarding ConnectOne’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 11, 2024, and certain other documents filed by ConnectOne with the SEC. Other information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST OF LONG ISLAND CORPORATION

Dated: September 5, 2024

	By:	/s/ Christopher Becker
	Name:	Christopher Becker
	Title:	President and Chief Executive Officer